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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549
                            ---------------------------


                                 SCHEDULE 14D-1/A
                                  AMENDMENT NO. 4
                                        TO
                    TENDER OFFER STATEMENT PURSUANT TO SECTION
                  14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                           NIHON AMWAY KABUSHIKI KAISHA
                  (Exact name of Issuer as Specified in Charter)

                                AMWAY JAPAN LIMITED
                     (Translation of Issuer's Name in English)


                                 N.A.J. CO., LTD.
                                ALAP HOLD CO., LTD.


                                     (Bidder)


                            COMMON STOCK, NO PAR VALUE

        AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE-HALF OF ONE SHARE
            OF COMMON STOCK, EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
                          (Title of class of securities)

                                   03 234 J 10 0
                              (CUSIP Number of ADSs)
                            ---------------------------

                              CRAIG N. MEURLIN, ESQ.
                     SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                 AMWAY CORPORATION
                              7575 FULTON STREET EAST
                                ADA, MICHIGAN 49355
                                  (616) 787-6000
            (Name, Address and Telephone Number of Person Authorized to
              Receive Notice and Communications on Behalf of Bidder)

                                     COPY TO:
                              THOMAS C. DANIELS, ESQ.
                            JONES, DAY, REAVIS & POGUE
                                    NORTH POINT
                                901 LAKESIDE AVENUE
                               CLEVELAND, OHIO 44114
                                  (216) 586-3939
                            ---------------------------

                             CALCULATION OF FILING FEE

---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
            TRANSACTION VALUATION                          AMOUNT OF FILING FEE*
---------------------------------------------------------------------------------------------
               $486,477,721.00                                   $97,294.00
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

 * Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 34,552,978 shares of common stock, no par value, at Y1490 in cash per share. The exchange rate used to convert the yen purchase price to dollars for purposes of calculating this filing fee was Y105.83 = U.S.$1.00, the exchange rate prevailing on November 16, 1999.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:                FILING PARTY:

FORM OR REGISTRATION NO.:              DATE FILED:


                         (Continued on following pages)
                               Page 1 of 9 Pages

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

                                 SCHEDULE 14D-1

CUSIP No. 03 234 J 10 0

----------------------------------------------------------------------------------

1       NAME OF REPORTING PERSONS
        N.A.J. CO., LTD.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
----------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)     [ ]
                                                                      (b)     [ ]
----------------------------------------------------------------------------------

3       SEC USE ONLY
----------------------------------------------------------------------------------

4       SOURCES OF FUNDS
        BK
----------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]
        PURSUANT TO ITEMS 2(e) or 2(f)
        N/A
----------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Japan
----------------------------------------------------------------------------------

7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
----------------------------------------------------------------------------------

8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES         [ ]
        CERTAIN SHARES
----------------------------------------------------------------------------------

9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
        0
----------------------------------------------------------------------------------

10      TYPE OF REPORTING PERSON
        CO

                                 SCHEDULE 14D-1

CUSIP No. 03 234 J 10 0


----------------------------------------------------------------------------------

1       NAME OF REPORTING PERSONS
        ALAP HOLD CO., LTD.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
        91-2006830
----------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)     [ ]
                                                                      (b)     [ ]
----------------------------------------------------------------------------------

3       SEC USE ONLY
----------------------------------------------------------------------------------

4       SOURCES OF FUNDS
        BK
----------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]
        PURSUANT TO ITEMS 2(e) or 2(f)
        N/A
----------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Nevada
----------------------------------------------------------------------------------

7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
----------------------------------------------------------------------------------

8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES         [ ]
        CERTAIN SHARES
----------------------------------------------------------------------------------

9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
        0
----------------------------------------------------------------------------------

10      TYPE OF REPORTING PERSON
        PN

     This Tender Offer Statement on Schedule 14D-1, filed on November 18, 1999 and amended on November 26, 1999, November 30, 1999 and December 7, 1999 (as amended, the "Schedule 14D-1"), relating to the offer by N.A.J. Co., Ltd., a joint stock corporation ("kabushiki kaisha") organized under the laws of Japan ("NAJ"), to purchase all outstanding shares of the Common Stock, no par value (the "Common Stock"), and American Depositary Shares, each representing one-half of one share of Common Stock, that are beneficially owned by shareholders of Amway Japan Limited, a joint stock corporation ("kabushiki kaisha") organized under the laws of Japan ("AJL"), is hereby amended and supplemented as set forth in this Amendment No. 4. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 14D-1.

ITEM 2. IDENTITY AND BACKGROUND.



     The information set forth in Item 2 is hereby amended to read as follows:



     (a) - (d), (g) This Statement is filed by NAJ and ALAP Hold Co., Ltd. ALAP Hold Co., Ltd., a limited partnership organized under the laws of Nevada ("ALAP"), is the parent of NAJ. ALAP was formed in September 1999 for the principal purpose of facilitating NAJ's acquisition of all of the outstanding shares of AJL and has no prior operating history. The principal executive offices of ALAP are currently located at One East First Street, Suite 1600, Reno, Nevada 89501. ALAP does not have any significant assets or liabilities and it has not engaged in activities other than those incidental to its formation and capitalization, its execution of the Agreement and preparation for the Offer. The general partner of ALAP is AP New Co., LLC, a Nevada limited liability company ("AP New Co."). AP New Co. is managed by Craig N. Meurlin and Lawrence M. Call. The business address for each of the managers of AP New Co. is 7575 Fulton Street, East, Ada, Michigan 49355. Messrs. Meurlin and Call are U.S. citizens. The information set forth in "The Offer -- Certain Information Regarding Purchaser" and "The Offer -- Certain Information Regarding AJL" in the Offer to Purchase and in Schedule I -- "PURCHASER DIRECTORS; AJL EXECUTIVE OFFICERS AND DIRECTORS" thereto is incorporated herein by reference. For purposes of this Amendment No. 4 to the Schedule 14D-1, all references to Purchaser shall mean, collectively, N.A.J. Co., Ltd. and ALAP Hold Co., Ltd.



     (e) - (f) During the past five years, none of Purchaser's officers or directors (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.



ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.



     The information set forth in Item 6 is hereby amended to read as follows:



     (a) - (b) The information set forth in "Introduction," "Special Factors -- The Offer, Related Transactions; Agreement," "Special Factors -- Interests of Certain Persons," "The Offer -- Interests of Certain Persons" and "The Offer -- Transactions and Agreements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference. As of December 1, 1999, Craig N. Meurlin and Lawrence M. Call, each were the beneficial owners of 1,000 Shares, which represents less than 0.01% of the outstanding Shares.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)   (1)    Form of Offer to Purchase, dated November 18, 1999.**
      (2)    Form of Letter of Transmittal.**
      (3)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.**
      (4)    Form of Letter to Clients for Use by Brokers, Dealers,
             Commercial Banks, Trust Companies and Other Nominees.**
      (5)    Form of Guidelines for Certification of Taxpayer
             Identification Number on Substitute Form W-9.**
      (6)    Form of Letter to AJL's Holders of Common Stock and ADSs.**
      (7)    Form of Press Release "Amway Japan's Principal Shareholders
             to Commence Tender Offer For Outstanding Public Shares"
             issued by AJL and the Principal Shareholders on November 15,
             1999.**
      (8)    Form of English translation of Additional Information to the
             Press Release on November 15, 1999.**
      (9)    Form of English translation of Notice of Approval of Tender
             Offer, dated November 15, 1999.**
     (10)    Form of English translation of Announcement of Approval of
             Tender Offer, dated November 15, 1999.**

     (11)    Form of English translation of Announcement of Merger, dated
             November 15, 1999.**
     (12)    Form of Statement for AJL Distributors, dated November 15,
             1999.**
     (13)    Form of Statement for AJL Employees on Electronic Bulletin
             Board, dated November 15, 1999.**
     (14)    Form of Communications to Amway Distributors, dated November
             15, 1999.**
     (15)    Form of Tender Offer Announcement to Amway Management and
             Employees, dated November 15, 1999.**
     (16)    Form of Memorandum to Diamonds and Direct Distributors,
             dated November 16, 1999.**
     (17)    Form of Press Release "Amway Japan's Principal Shareholders
             Commence Tender Offer For Outstanding Public Shares" issued by AJL and the Public Shareholders on November 18, 1999.**
     (18)    Form of English translation of Report of Announcement of
             Opinion, dated November 18, 1999.**
     (19)    Form of English translation of the Public Notice, dated
             November 18, 1999.**
     (20)    Form of Summary Advertisement published on November 18,
             1999.**
     (21)    Form of English translations of Japanese Tender Offer
             Explanatory Statement and Tender Offer Application Form,
             dated November 18, 1999.**
     (22)    Form of Trustee Direction Form from the 401(k) Trustee.**
     (23)    Form of Letter to Participants of the 401(k) Plan (Amended
             and Restated).**
     (24)    Form of Letter to AJL Shareholders from AJL, dated November
             1999.**
     (25)    Form of Letter to AJL Shareholders from NAJ, dated November
             1999.**
     (26)    Form of Question and Answer Memorandum to Distributors,
             dated December 2, 1999.**
     (27)    Form of English translation of the Public Notice, dated
             December 7, 1999.**
     (28)    Form of English translation of Japanese Tender Offer
             Registration Statement, amended on December 7, 1999.**
(b)   (1)    Form of Senior Bank Financing Commitment Letter among NAJ,
             ALAP, Apple Hold Co., L.P., New AAP Limited, Amway
             Corporation and Morgan Guaranty Trust Company of New York,
             Tokyo Branch, dated November 15, 1999.**
      (2)    Form of Term Sheet Regarding the Credit Facility.**
(c)   (1)    Form of Tender Offer Agreement, dated November 15, 1999, by and among AJL, NAJ and ALAP.**
      (2)    Form of Shareholder and Voting Agreement, by and among ALAP,
             NAJ and Certain Shareholders of AJL, dated as of November
             15, 1999.**
      (3)    Form of English translation of Memorandum Regarding Merger between NAJ and AJL, dated November 15, 1999.**
(d)          Not Applicable.
(e)          Not Applicable.
(f)          Not Applicable.
(g)          Consent of Deloitte Touche Tohmatsu.**
(h)          Power of Attorney for NAJ.**



** Previously filed as exhibits to the Tender Offer Statement on Schedule 14D-1 filed by NAJ on November 18, 1999 and amended on November 26, 1999, November 30, 1999 and December 7, 1999.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 13, 1999  N.A.J. CO., LTD.


                                          By: /s/ LAWRENCE M. CALL
                                            ------------------------------------
                                              Name: Lawrence M. Call
                                            Title:  Attorney-in-Fact


                                          ALAP HOLD CO., LTD.


                                          By: AP NEW CO., LLC, as general
                                              partner



                                          By: /s/ CRAIG N. MEURLIN

                                            ------------------------------------

                                              Name: Craig N. Meurlin
                                            Title:  Manager

                                 EXHIBIT INDEX


EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
(a)   (1)      Form of Offer to Purchase, dated November 18, 1999.**
      (2)      Form of Letter of Transmittal.**
      (3)      Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.**
      (4)      Form of Letter to Clients for Use by Brokers, Dealers,
               Commercial Banks, Trust Companies and Other Nominees.**
      (5)      Form of Guidelines for Certification of Taxpayer
               Identification Number on Substitute Form W-9.**
      (6)      Form of Letter to AJL's Holders of Common Stock and ADSs.**
      (7)      Form of Press Release "Amway Japan's Principal Shareholders
               to Commence Tender Offer For Outstanding Public Shares"
               issued by AJL and the Principal Shareholders on November 15,
               1999.**
      (8)      Form of English translation of Additional Information to the
               Press Release on November 15, 1999.**
      (9)      Form of English translation of Notice of Approval of Tender
               Offer, dated November 15, 1999.**
     (10)      Form of English translation of Announcement of Approval of
               Tender Offer, dated November 15, 1999.**
     (11)      Form of English translation of Announcement of Merger, dated
               November 15, 1999.**
     (12)      Form of Statement for AJL Distributors, dated November 15,
               1999.**
     (13)      Form of Statement for AJL Employees on Electronic Bulletin
               Board, dated November 15, 1999.**
     (14)      Form of Communications to Amway Distributors, dated November
               15, 1999.**
     (15)      Form of Tender Offer Announcement to Amway Management and
               Employees, dated November 15, 1999.**
     (16)      Form of Memorandum to Diamonds and Direct Distributors,
               dated November 16, 1999.**
     (17)      Form of Press Release "Amway Japan's Principal Shareholders
               Commence Tender Offer For Outstanding Public Shares" issued by AJL and the Public Shareholders on November 18, 1999.**
     (18)      Form of English translation of Report of Announcement of
               Opinion, dated November 18, 1999.**
     (19)      Form of English translation of the Public Notice, dated
               November 18, 1999.**
     (20)      Form of Summary Advertisement published on November 18,
               1999.**
     (21)      Form of English translations of Japanese Tender Offer
               Explanatory Statement and Tender Offer Application Form,
               dated November 18, 1999.**
     (22)      Form of Trustee Direction Form from the 401(k) Trustee.**
     (23)      Form of Letter to Participants of the 401(k) Plan (Amended
               and Restated).**
     (24)      Form of Letter to AJL Shareholders from AJL, dated November
               1999.**
     (25)      Form of Letter to AJL Shareholders from NAJ, dated November
               1999.**
     (26)      Form of Question and Answer Memorandum to Distributors,
               dated December 2, 1999.**

EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
     (27)      Form of English translation of the Public Notice, dated
               December 7, 1999.**
     (28)      Form of English translation of Japanese Tender Offer
               Registration Statement, amended on December 7, 1999.**
(b)   (1)      Form of Senior Bank Financing Commitment Letter among NAJ,
               ALAP, Apple Hold Co., L.P., New AAP Limited, Amway
               Corporation and Morgan Guaranty Trust Company of New York,
               Tokyo Branch, dated November 15, 1999.**
      (2)      Form of Term Sheet Regarding the Credit Facility.**
(c)    (1)     Form of Tender Offer Agreement, dated November 15, 1999, by and among AJL, NAJ and ALAP.**
      (2)      Form of Shareholder and Voting Agreement, by and among ALAP,
               NAJ and Certain Shareholders of AJL, dated as of November
               15, 1999.**
      (3)      Form of English translation of Memorandum Regarding Merger between NAJ and AJL, dated November 15, 1999.**
(d)            Not Applicable.
(e)            Not Applicable.
(f)            Not Applicable.
(g)            Consent of Deloitte Touche Tohmatsu.**
(h)            Power of Attorney for NAJ.**



** Previously filed as exhibits to the Tender Offer Statement on Schedule 14D-1 filed by NAJ on November 18, 1999 and amended on November 26, 1999, November 30, 1999 and December 7, 1999.